Contacts:
                                               Alfred R. Camner
                                               Chief Executive Officer

                                               James A. Dougherty
                                               Chief Operating Officer
News Release
                                               Samuel Milne
BANKUNITED                                     Chief Financial Officer

Nasdaq National Market: BKUNA                  Phone (305) 569-2000

--------------------------------------------------------------------------------
            BankUnited Financial Corporation . 255 Alhambra Circle .
                          Coral Gables, Florida 33134
               BankUnited, FSB . Private and Relationship Banking
--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE
December 30, 1997

             CORAL GABLES-BASED BANKUNITED TO ACQUIRE CENTRAL BANK

CORAL GABLES, FL -- Coral Gables-based BankUnited has agreed to acquire Central Bank for approximately $22.3 million in stock, announced Alfred R. Camner, Chairman and Chief Executive Officer of BankUnited and Dr. Ernest M. Halpryn, Chairman of Central Bank.

Central Bank, with assets of $96.0 million and deposits of $70.5 million at September 30, 1997, operates four banking offices in Miami-Dade County in Coral Gables, Doral, Hialeah and Miami Lakes.

Under the terms of the agreement, BankUnited will issue approximately 1,475,500 shares of Class A Common Stock which is subject to adjustment to reflect the stock price at the time of the closing. These figures are based on BankUnited's December 29, 1997 closing price of $15.125 per share. The transaction, which is pending regulatory approval and Central Bank stockholder approval, will be accounted for as a pooling and is expected to close during the second quarter of 1998.

Mr. Camner stated, "This acquisition is indicative of our strategy to build a significant banking franchise based in South Florida. It is expected to be accretive to earnings in the next fiscal year and allow us to continue building our organization and increase shareholder value. Central Bank's well-managed organization and its Miami-Dade presence are an ideal fit with BankUnited's expansion goals. We anticipate that this merger will enhance our ability to provide outstanding customer service and superior banking products to our South Florida community."

Dr. Halpryn concurred, "This merger will allow us to better serve the needs of our customers by broadening our products, services and locations. BankUnited actively shares in our strong commitment to customer service and community involvement. We are confident this transaction will benefit the shareholders and customers of both institutions."

                                   -- more --

CORAL GABLES-BASED BANKUNITED TO ACQUIRE CENTRAL BANK
December 30, 1997
Page 2 of 2

BankUnited, FSB, is the principal subsidiary of BankUnited Financial Corporation and is one of the largest savings institutions headquartered in Florida. BankUnited, a federal savings bank, had assets of $2.1 billion as of September 30, 1997. It operates 17 banking offices throughout Miami-Dade, Broward and Palm Beach Counties. In September, BankUnited agreed to acquire Consumers Savings Bank which is anticipated to be completed in January 1998.

BankUnited Financial Corporation is traded on the Nasdaq National Market. Its Common Stock trades uder the symbol BKUNA. Preferred stocks trade under the symbols BKUNO, BKUNP and BKUNZ.

                                     # # #

     CONTACT:           SAMUEL MILNE, CFO, BANKUNITED, (305) 569-2000
     Distributed by:    Boardroom Communications, (954) 321-6334
                        Linda Greck/Julie Silver